UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

FLOWSTONE OPPORTUNITY FUND

(Name of Subject Company (Issuer))

FLOWSTONE OPPORTUNITY FUND

(Name of Filing Person(s) (Issuer))

Class D Shares, Class I Shares and Class M Shares

(Title of Class of Securities)

Class D Shares – 34355F304

Class I Shares – 34355F106

Class M Shares – 34355F205
(CUSIP Number of Class of Securities)

Scott P. Conners

FlowStone Opportunity Fund

55 Nod Road, Ste 120

Avon, CT 06001

(312) 429-2419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

(212) 248-3140

May 30, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relate solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No.1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on May 30, 2025 by FlowStone Opportunity Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest of the Fund (“Shares”) in an aggregate amount up to approximately 2,115,114 Shares (representing up to approximately 5% of Shares outstanding as of December 31, 2024) on the terms and subject to the conditions set out in the Offer to Purchase and related Letter of Transmittal included as exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Statement. The Offer to Purchase commenced on May 30, 2025, and was scheduled to expire on June 30, 2025.

This Amendment No.1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Pursuant to Section 8 of the Offer to Purchase, the Fund may cancel the Offer if the board of trustees (the “Board”) of the Fund determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

Upon consideration of the recommendation from FlowStone Partners, LLC, the investment adviser to the Fund, and all factors deemed relevant, on June 26, 2025, the Fund’s Board approved the cancellation of the Offer, in accordance with the terms of the Offer, based on the determination that it would not be in the best interests of the Fund to repurchase Shares pursuant to the Offer. The Board’s approval of the cancellation of the Offer is more fully explained in the Supplement to the Offer to Purchase dated May 30, 2025, attached as Appendix A hereto.

The Supplement to the Offer to Purchase dated May 30, 2025 will be distributed to shareholders (the “Shareholders”) in the Fund contemporaneously with the filing of this Amendment No. 1.

Filing Fee.

Calculation of Filing Fee Tables is attached herewith.

Appendix A – Supplement to the Offer to Purchase dated May 30, 2025

June 27, 2025

Re: Cancellation of the Offer to Purchase dated May 30, 2025

Dear Shareholders of FlowStone Opportunity Fund:

FlowStone Partners, LLC (the “Adviser”), the investment adviser of the FlowStone Opportunity Fund, is writing to communicate important potential developments regarding the Adviser and material changes to the information set forth in the Funds’ Offer to Purchase (the “Offer”), which was previously filed on May 30, 2025, and scheduled to expire on June 30, 2025.

As of June 27, 2025, the Adviser is actively engaged in discussions related to a potentially strategic partnership (the “Transaction”). The Adviser believes that the Transaction, if consummated, would provide material support for the Adviser’s efforts to continue creating long-term value for the Fund’s Shareholders. After considering relevant factors and evaluating alternative courses of action available to the Fund, the Adviser determined that cancelling the Offer, as well as any new subscriptions to the Fund Shares, would be the most appropriate course of action to ensure that all of the Fund’s Shareholders are equally and symmetrically informed about the potential Transaction. The Adviser expects that the Fund will resume its normal subscription and repurchase activities if the Transaction is successfully completed.

Accordingly, the Adviser has recommended to the Fund’s Board the cancellation of the Offer. Upon careful consideration of the Adviser’s recommendation, and all factors deemed relevant, the Board approved the cancellation of the Offer on June 26, 2025, based on the determination that it would not be in the best interests of the Fund to repurchase Shares pursuant to the Offer. Additionally, any new subscriptions for the Fund Shares will be canceled.

Because the Offer has been cancelled, Shares that have been tendered by Shareholders in connection with the Offer will not be purchased by the Fund.

The Adviser will continue to keep the Fund’s Shareholders informed of important developments regarding the Transaction.

Best Regards,

FlowStone Partners, LLC

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FLOWSTONE OPPORTUNITY FUND

By:	/s/ Trent Statczar
Name:	Trent Statczar
Title:	Principal Financial Officer
Dated:	June 27, 2025

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of the Filing Fee Tables.